UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                               )*

Las Vegas Railway Express, Inc.

(Name of Issuer)

Common Stock                                           $0.0001 Par Value

(Title of Class of Securities)

517815106

(CUSIP Number)

Joseph Cosio-Barron * 6650 Via Austi Pkwy. Suite 170, Las Vegas, NV 89119 * (415) 990-8141

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

5/16/2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No.  517815106

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

CBS Consultants, Inc.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

	3.	SEC Use only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization - Nevada Corporation

Number of	7.	Sole Voting Power - 2,482,295
Shares Bene-
ficially by	8.	Shared Voting Power - 0
Owned by each
Reporting	9.	Sole Dispositive Power - 2,482,295
Person With
	10.	Shared Dispositive Power - 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,295

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instruction) - N/A

	13.	Percent of Class Represented by Amount in Row (11) – 6.33%

	14.	Type of Reporting Person (See Instruction) – CO

CUSIP No.  517815106

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Joseph Cosio-Barron

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

	3.	SEC Use only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization – US Citizen

Number of	7.	Sole Voting Power – 2,482.295
Shares Bene-
ficially by	8.	Shared Voting Power - 0
Owned by each
Reporting	9.	Sole Dispositive Power – 2,482,295
Person With
	10.	Shared Dispositive Power - 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,295

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instruction) - N/A

	13.	Percent of Class Represented by Amount in Row (11) – 6.33%

	14.	Type of Reporting Person (See Instruction) – IN

CUSIP No.  517815106

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 (the “Shares”), issued by Las Vegas Railway Express, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6650 Via Austi Parkway, Suite 170, Las Vegas, Nevada 89119.

Item 2.  Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by CBS Consultants, Inc., a Nevada corporation (CBS Consultants, Inc.”).  The address of the principal business and the principal office of CBS Consultants, Inc. is 6650 Via Austi Parkway, Suite 170, Las Vegas, Nevada 89119.  CBS Consultants, Inc. is a consulting company that acquired shares of common stock from Las Vegas Railway Express, Inc. for services rendered equal to 1,482,295 shares.  Additionally, Joseph Cosio-Barron as an individual holds 1,000,000 shares in his name.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of CBS Consultants, Inc. is set forth on Schedule A.

During the last five years, Joseph Cosio-Barron a US Citizen and none of CBS Consultants, Inc., a Nevada Corporation or, to the knowledge of CBS Consultants, Inc., any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

 The Reporting Persons acquired the Shares in consideration for services rendered.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraph (B) through (J) of Item 4 of Schedule 13D.  In the future, the Reporting Persons may decide to acquire additional share of Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock as permitted by law.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5.  The Reporting person has sole voting and disposition rights to all shares reported.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The reporting entity CBS Consultants, Inc. sole officer has become and is presently an officer of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Schedule A.

CUSIP No.  517815106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011	CBS Consultants Inc.

	By:	/s/ Joseph Cosio-Barron
	Name:	Joseph Cosio-Barron
	Title:	President

Date: May 16, 2011	Joseph Cosio-Barron

	By:	/s/ Joseph Cosio-Barron
	Name:	Joseph Cosio-Barron

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.  517815106
SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CBS CONSULTANTS, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CBS Consultants Inc. (“CBS Consultants, Inc”), are set forth below.  The business address for each person listed below is 6650 Via Austi Parkway Suite 170, Las Vegas, Nevada 89119.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CBS Consultants, Inc.  Unless otherwise indicated below, all of the persons listed below are citizens of the United State of America.

Name:	Present Principal Occupation

Joseph Cosio-Barron	President and Secretary